Issuer Free Writing Prospectus, dated August 8, 2019

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus Supplement

Dated August 8, 2019 and

Registration Statement No. 333-225004

WELLTOWER INC.

PRICING TERM SHEET

Issuer:	Welltower Inc.

Title of Securities:	3.625% Notes due 2024 (the “New 2024 Notes”) 3.100% Notes due 2030 (the “2030 Notes”)

Principal Amount:	New 2024 Notes: $450,000,000; the New 2024 Notes will be a further issuance of, will be fungible with and will be consolidated and form a single series with the $500,000,000 aggregate principal amount of our 3.625% notes due 2024 that we issued on February 15, 2019
2030 Notes: $750,000,000

Trade Date:	August 8, 2019

Settlement Date:

T+7; August 19, 2019; under Rule 15c6-1 under the Securities Exchange Act of 1934,

trades in the secondary market generally are required to settle in two business days,

unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes before the second business day prior to the Settlement Date will be required, by virtue of the fact that the Notes initially will settle on a delayed basis, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors with respect to these matters.

Maturity Date:	New 2024 Notes: March 15, 2024 2030 Notes: January 15, 2030

Interest Payment Dates:	New 2024 Notes: March 15 and September 15, commencing September 15, 2019 2030 Notes: January 15 and July 15, commencing January 15, 2020

Coupon:	New 2024 Notes: 3.625% per year, accruing from February 15, 2019 2030 Notes: 3.100% per year, accruing from August 19, 2019

Price to Public:

New 2024 Notes: 104.774% of the principal amount, plus accrued interest in the amount of $8,337,500 in the aggregate from and including February 15, 2019 to, but excluding, August 19, 2019

2030 Notes: 99.816% of the principal amount, plus accrued interest, if any

Yield to Maturity:	New 2024 Notes: 2.494% 2030 Notes: 3.121%

Benchmark Treasury:	New 2024 Notes: 1.750% due July 31, 2024 2030 Notes: 2.375% due May 15, 2029

Spread to Benchmark Treasury:	New 2024 Notes: + 95 basis points 2030 Notes: + 140 basis points

Benchmark Treasury Price/Yield:	New 2024 Notes: 100-31+ / 1.544% 2030 Notes: 105-27+ / 1.721%

Optional Redemption Provisions
Make-Whole Call:	New 2024 Notes: + 20 basis points 2030 Notes: + 25 basis points

Par Call:	New 2024 Notes: one month prior to the maturity date 2030 Notes: three months prior to the maturity date

CUSIP/ISIN:	New 2024 Notes: 95040Q AG9 / US95040QAG91 2030 Notes: 95040Q AJ3 / US95040QAJ31

Anticipated Ratings* (Moody’s/S&P/Fitch):	Baa1 / BBB+ / BBB+

Underwriting:

Notice to Prospective Investors in Israel

This pricing term sheet does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this pricing term sheet and the prospectus supplement is being distributed only to, and is directed only at, and any offer of the notes is directed only at (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Joint Book-Running Managers:

Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

KeyBanc Capital Markets Inc.

Barclays Capital Inc.

BofA Securities, Inc.

Credit Agricole Securities (USA) Inc.

Deutsche Bank Securities Inc.

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

UBS Securities LLC

Wells Fargo Securities, LLC

Senior Co-Managers:

BB&T Capital Markets, a division of BB&T Securities, LLC

BBVA Securities Inc.

BMO Capital Markets Corp

Fifth Third Securities, Inc.

Jefferies LLC

Mizuho Securities USA LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

Stifel, Nicolaus & Company, Incorporated

TD Securities (USA) LLC

Co-Managers:	BOK Financial Securities, Inc. BNY Mellon Capital Markets, LLC Comerica Securities, Inc. Loop Capital Markets LLC Raymond James & Associates, Inc. The Huntington Investment Company

*Note:	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Citigroup Global Markets Inc. toll-free: 1-800-831-9146, Goldman Sachs & Co. LLC toll free: 1-866-471-2526 or KeyBanc Capital Markets Inc. toll-free: 1-866-227-6479.

No PRIIPs KID – No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.